FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                05 January 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. December traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  05 January 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          December traffic statistics





TRAFFIC AND CAPACITY STATISTICS -December 2005


Summary of the headline figures


In December 2005, passenger capacity, measured in Available Seat Kilometres, was
2.6 per cent above December 2004. Traffic, measured in Revenue Passenger Kilometres, was higher by 4.7 per cent. This resulted in a passenger load factor up 1.5 points versus last year, to 74.2 per cent. The increase in traffic comprised a 9.3 per cent increase in premium traffic and a 4.1 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 0.2 per cent. Overall load factor rose by 0.8 points at 71.1 per cent.


For the October to December quarter, ASKs rose by 4 per cent, with RPKs rising by 5.8 per cent. This resulted in an increase in passenger load factor of 1.3 points, to 74.1 per cent. This comprised a 9.3 per cent increase in premium traffic and a 5.2 per cent increase in non-premium traffic. CTKs fell by 2.2 per cent.


Market conditions


Market conditions remain broadly unchanged, as significant promotional activity is required to deliver seat factors.


Strategic Developments


Two BA employees were dismissed after being found guilty of gross misconduct for playing leading roles in orchestrating un-balloted and illegal industrial action at Heathrow airport during the summer in support of employees dismissed from the airline's catering supplier, Gate Gourmet.


A third employee, also found guilty of gross misconduct, was issued with a final written warning, suspended without pay for one month and banned from staff air travel privileges.


The House of Lords ruled that legal action against British Airways, and other airlines, is unfounded under the terms of the Warsaw Convention in relation to claims for compensation for the occurrence of deep vein thrombosis (DVT). The House of Lords is the final court of appeal for UK civil cases. This means that the decision is final and no claims for injury or death caused by DVT during the normal operation of an aircraft can now be brought against airlines in the UK.


The withdrawal of BA's daily service from London Heathrow to Melbourne via Singapore from March 25, 2006, was announced. Melbourne flights will transfer to Qantas as part of the Joint Services Agreement. Qantas will now operate two daily flights to Melbourne, one via Singapore and one via Hong Kong.


Services from Gatwick to Grenoble, five times a week, began with prices from GBP79 return.


More than 1.5 million discounted tickets were announced in a World Offers sale for travel on selected dates between 5th January and 9th December 2006.
Longhaul prices start from GBP249 to New York (a saving of GBP131 on the current fare), Cairo and Abu Dhabi from GBP279, Orlando from GBP299 (a saving of GBP170), Barbados from GBP399 (a saving of GBP223) and Hong Kong from GBP399 (a saving of GBP137).


                                      ends

January 5, 2006
                                         003/KG/06


BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS


                                         Month of December                    Financial year
                                                                           April through to Dec
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2005       2004       (%)            2005        2004        (%)

Passengers carried (000)

UK/Europe                        1680       1734      -3.1           18001       18334       -1.8
Americas                          585        580      +0.8            5682        5543       +2.5
Asia Pacific                      164        141     +15.8            1426        1252      +13.9
Africa and Middle East            299        278      +7.4            2294        2286       +0.3
Total                            2728       2734      -0.2           27402       27416       -0.1

Revenue passenger km (m)
UK/Europe                        1505       1533      -1.8           16687       16452       +1.4
Americas                         3915       3876      +1.0           38131       37059       +2.9
Asia Pacific                     1703       1459     +16.7           14680       12879      +14.0
Africa and Middle East           2039       1879      +8.5           15482       15281       +1.3
Total                            9162       8747      +4.7           84981       81671       +4.1

Available seat km (m)
UK/Europe                        2402       2459      -2.3           24138       23489       +2.8
Americas                         5048       5154      -2.0           47673       47130       +1.2
Asia Pacific                     2224       1964     +13.3           19142       17502       +9.4
Africa and Middle East           2669       2449      +9.0           20194       20180       +0.1
Total                           12343      12026      +2.6          111146      108301       +2.6

Passenger load factor (%)
UK/Europe                        62.7       62.4      +0.3 pts        69.1        70.0       -0.9 pts
Americas                         77.5       75.2      +2.3 pts        80.0        78.6       +1.4 pts
Asia Pacific                     76.6       74.3      +2.3 pts        76.7        73.6       +3.1 pts
Africa and Middle East           76.4       76.7      -0.3 pts        76.7        75.7       +1.0 pts
Total                            74.2       72.7      +1.5 pts        76.5        75.4       +1.1 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              436        435      +0.2            3685        3738       -1.4
Total RTK                        1361       1318      +3.3           12169       11892       +2.3
Available tonne km (m)           1914       1875      +2.1           17354       16943       +2.4

Overall load factor (%)          71.1       70.3      +0.8 pts        70.1        70.2       -0.1 pts


Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.


Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.


                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB

                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602